UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, October 2025

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K (the “Amendment”) of Freight Technologies, Inc. (the “Company”) furnished on October 28, 2025 is being furnished to correct certain disclosures contained to the Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) originally filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2025 including Exhibit 10.1 furnished thereto, and is being amended and restated in its entirety.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

Equity Line of Credit

The Equity Purchase Facility Agreement

On October 28, 2025, Freight Technologies, Inc. (the “Company”) entered into an equity purchase facility agreement (the “Purchase Agreement”), with a certain institutional investor (the “Investor”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion (the “Commitment Amount”) in newly issued ordinary shares of the Company, no par value per share (“Ordinary Shares”), subject to the terms and conditions contained in the Purchase Agreement (the “Advance Shares”).

During the term of the Purchase Agreement, the Company may direct the Investor to purchase a certain portion of the Commitment Amount (“Advance”) by delivering a notice (“Advance Notice”) to the Investor. The Company shall, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There shall be no mandatory minimum amount for each Advance and there shall be no non-usages fee for not submitting Advances, however, each requested Advance may not exceed the Maximum Advance Amount (as defined in the Purchase Agreement).

Pursuant to the terms of the Purchase Agreement, to the extent required by the rules of the Exchange (as defined below), the Company is required to hold a special meeting of shareholders (the “Shareholder Meeting”), no later than ninety (90) calendar days following the date of the Purchase Agreement, to seek approval of the issuance of the Advance Shares under the Purchase Agreement equal to and in excess of 20% of the total outstanding Ordinary Shares (such approval, the “Shareholder Approval”) as of October 27, 2025. Until Shareholder Approval is obtained, if required, the total cumulative number of Ordinary Shares that may be issued to the Investor will be limited to 19.99% of the number of Ordinary Shares issued and outstanding as of October 27, 2025 (the “Exchange Cap”) pursuant to the requirements of the Nasdaq Stock Market LLC (“Exchange”) or other applicable rules of the Exchange.

Additionally, the Company may not direct the Investor to purchase any Advance Shares under the Purchase Agreement if such purchase, when aggregated with all other Ordinary Shares then owned by the Investor and its affiliates beneficially, would result in the Investor and its affiliates beneficially owning (on an aggregated basis) more than 4.99% of the then outstanding voting power or number of Ordinary Shares; provided that, the Investor may increase or decrease this ownership limitation, upon notice to the Company, which notice with respect to an increase will not be effective until the 61st day following the date such notice is delivered, not to exceed 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares held by the Investor.

The Company will also be prohibited from conducting any Variable Rate Transactions (as defined in the Purchase Agreement) from the date of the Purchase Agreement to the earlier of (i) the date that is three (3) months after the date the Investor has purchased all Advance Shares issuable under the Purchase Agreement and (ii) three (3) years after the date the initial registration statement registering the resale of the Advance Shares by the Investor is declared effective by the SEC.

In addition, at any time during the Additional Issuance Restricted Period (as defined in the Purchase Agreement), neither the Company nor any of its Subsidiaries (as defined in the Purchase Agreement) shall, directly or indirectly, effect any Subsequent Placement (as defined in the Purchase Agreement) without the prior written consent of the Investor. The Investor also has the right to participate in any Subsequent Placement during the Additional Issuance Restricted Period on the same terms as other investors.

The Registration Rights Agreement

On October 28, 2025, the Company also entered into a registration rights agreement with respect to the resale of Advance Shares issuable pursuant to the Purchase Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Company will be required to file a registration statement with the SEC registering the resale of the Ordinary Shares and any securities issued or issuable to the Investor from time to time under the Purchase Agreement (the “Registrable Securities”) within thirty (30) calendar days of the date of the Purchase Agreement, and to have such registration statement be declared effective by the SEC within ninety (90) calendar days of the date of the Purchase Agreement. The Company must also file one or more additional registration statements for the resale of the Registrable Securities if necessary.

If the registration statement covering the Registrable Securities is not filed or declared effective by certain days set forth in the Registration Rights Agreement (among other things, the “Event Date”), on each such Event Date and on each monthly anniversary of such Event Date thereafter (if not cured by such date) or any pro rata portion thereof, until the applicable Event Date is cured or ninety (90) calendar days after the applicable Event Date, whichever comes first, the Company shall pay the Investor an amount in cash, as partial liquidated damages, equal to the product of two percent (2.0%) multiplied by the total purchase price of each outstanding Advance Notice (other than the purchase price for any Advance Shares purchased by the Investor prior to the occurrence of the Event); provided, that the maximum aggregate amount payable thereunder shall not exceed 4% of such amount.

Commencing on the 30th calendar day following October 28, 2025, if at any time there is not an effective registration statement covering the Registrable Securities, and the Company proposes to register the offer and sale of any Ordinary Shares under the Securities Act of 1933, as amended (the “Securities Act”) (other than a registration (i) pursuant to a registration statement on Form S-8 ((or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee share plan or other employee benefit arrangement), (ii) pursuant to a registration statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company and the form of registration statement to be used may be used for any registration of Registrable Securities, the Company shall give prompt written notice (in any event no later than five days prior to the filing of such registration statement) to the holders of Registrable Securities of its intention to effect such a registration and, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from the holders of Registrable Securities; provided that, the Company shall not be required to register any Registrable Securities that have been sold or may be sold without any restrictions pursuant to Rule 144 under the Securities Act, as determined by the counsel to the Company.

In addition, the Company has agreed to reimburse the Investor for all legal and other expenses incurred in connection with the Purchase Agreement and the Registration Rights Agreement.

The Placement Agency Agreement

Pursuant to a Placement Agency Agreement, dated as of October 28, 2025 (the “Placement Agency Agreement”), between the Company and R. F. Lafferty & Co., Inc. (“Lafferty” or the “Placement Agent”), Lafferty is serving as the exclusive placement agent for the Company in connection with the proposed placement (the “Placement”) of Ordinary Shares contemplated by the Purchase Agreement. Pursuant to the Placement Agency Agreement, the Company will pay Lafferty a cash fee equal to (i) two percent (2.0%) of the aggregate gross proceeds raised from the Placement until the one (1) year anniversary of the date of the Placement Agency Agreement, and then (ii) one percent (1.0%) of the aggregate gross proceeds raised from the Placement subsequent to the one (1) year anniversary of the date of the Placement Agency Agreement until the date of termination of the Placement Agency Agreement. In addition, the Company agreed to reimburse Lafferty for all travel and other out-of-pocket expenses incurred, including (i) all expenses incident to the issuance, delivery and qualification of the Ordinary Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Ordinary Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Ordinary Shares; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of any registration statement (including financial statements, exhibits, schedules, consents and certificates of experts), preliminary prospectus and prospectus, and all amendments and supplements thereto, and the Placement Agency Agreement; (vi) all filing fees, reasonable attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Ordinary Shares for offer and sale under the state securities or blue sky laws or the securities laws of any other country; (vii) the fees and expenses associated with including any Ordinary Shares on the Exchange; and (viii) up to $1,500 for reasonable and documented out-of-pocket accountable expenses related to legal fees of counsel to the Placement Agent.

Certain Related Matters

The Purchase Agreement, the Registration Rights Agreement and the Placement Agency Agreement are furnished as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 to this Report of Foreign Private Issuer on Form 6-K, and the description above of the material terms of the Purchase Agreement, the Registration Rights Agreement and the Placement Agency Agreement is qualified in its entirety by reference to each such exhibit.

The Purchase Agreement, the Registration Rights Agreement and the Placement Agency Agreement contain customary representations, warranties, covenants, and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

Other Related Matters

The Purchase Agreement provides the Company with significant capital flexibility to progress strategic initiatives. The Company will seek to deepen its investments in advanced technologies that support logistics operations, including AI-enabled automation and processing, and also explore opportunities related to, but outside, its core market of over-the-road, US-MEXICO cross-border freight.

As part of its exploration, the Company recently held conversations with operators of AI computer data centers, exploring potential opportunities for an investment or acquisition related to AI data center opportunities in Mexico and in other countries in Europe and the Middle East. As of today, the Company is only exploring and has not made any commitments or decisions regarding such opportunities.

The Company has sent to Fetch Compute Inc. its Call Option Exercise Notice pursuant to section 4.18 of the Securities Purchase Agreement, dated March 31, 2025, between the Company and Fetch Compute Inc. Per this exercise notice, the Company will be returning the 11,300,000 FET Tokens to Fetch Compute, Inc. and in exchange for 2,091,465 of the Company’s Series A4 Preferred Shares. As part of the exercise of the call option, Fetch Compute, Inc. will retain a total of 219,783 Series A4 Preferred Shares. A copy of the Call Option Exercise Notice is furnished as Exhibit 10.4 to this Report of Foreign Private Issuer on Form 6-K.

Additionally, the Company is in the process of amending its Memorandum and Articles of Association to provide for mandatory conversions of preferred shares to ordinary shares to simplify the capitalization of the Company. The Company is seeking the requisite preferred shareholder approval for these changes upon which the Company will file its Amended and Restated Memorandum and Articles of Association with Registrar of Corporate Affairs of the British Virgin Islands. A copy of the proposed and Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 10.5 to this Report of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

The statements contained therein, and this Current Report on Form 6-K may include “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K and 20-F, Quarterly Reports on Form 10-Q and Current Report on Form 8-K and Report of Foreign Private Issuer on Form 6-K, and other filings with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Equity Purchase Facility Agreement, dated as of October 28, 2025
10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 28, 2025)
10.3	Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on October 28, 2025)
10.4	Call Option Exercise Notice (incorporated by reference to Exhibit 10.4 to the Form 6-K filed on October 28, 2025)
10.5	Proposed Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 10.5 to the Form 6-K filed on October 28, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer